Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba Group, Auchan Retail and Ruentex

Form New Retail Strategic Alliance

Joining offline and online strengths to offer a new consumer experience in China

Hong Kong, November 20, 2017 — Alibaba Group Holding Limited (NYSE:BABA, “Alibaba”), Auchan Retail S.A. (“Auchan Retail”) and Ruentex Group (“Ruentex”) today announced a strategic alliance that brings together their online and offline expertise to explore new retail opportunities in China’s food retail sector.

As part of this strategic alliance, Alibaba Group will invest a total of HK$22.4 billion (approximately US$2.88 billion) to obtain an aggregate direct and indirect stake of 36.16% in Sun Art Retail Group Limited (HK stock code: 6808, “Sun Art”)  by acquiring shares from Ruentex. Auchan Retail is also increasing its stake in Sun Art. The transaction will give Auchan Retail, Alibaba Group and Ruentex approximately a 36.18%, 36.16%, and 4.67% economic interest in Sun Art, respectively. Auchan Retail will continue to consolidate Sun Art in its financials following the transaction.

Sun Art is a leading multi-format offline food retailer in China. As of June 30, 2017, Sun Art operated with a total gross floor area of approximately 12 million square meters in China. Sun Art currently operates 446 hypermarkets as large as 17,000 square meters in 29 provinces, autonomous regions and municipalities across China under the “RT-Mart” (大润发) and “Auchan” (欧尚) banners. It also operates superstores and innovative unmanned stores under the “Auchan Minute” brand.

The alliance reflects Alibaba’s “New Retail” vision to leverage its internet-based approach and new technology, while working closely with retailer partners to provide a seamless online and offline experience to consumers in China. It also aligns with Auchan Retail’s Vision 2025 “Auchan changes lives”. Building on the strengths of the three partners, the alliance aims to introduce a new shopping experience to China’s 1.3 billion consumers.

“Alibaba is excited to join with our new partners to redefine traditional retail through digital transformation,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “Physical stores serve an indispensable role during the consumer journey, and should be enhanced through data-driven technology and personalized services in the digital economy. By fully integrating online and physical channels together with our partners, we look forward to delivering an original and delightful shopping experience to Chinese consumers.”

Wilhelm Hubner, Chief Executive Officer of Auchan Retail, said, “This alliance with Alibaba stems from our shared vision for the future of commerce in China. Bringing together the leaders of in-store retail and of online retail will allow us to serve hundreds of millions of Chinese consumers a fully integrated, world-class shopping experience.”

“In recent years, consumer’ demands have changed tremendously with the rapid growth of the mobile internet, and Sun Art is also endeavoring to move from offline to online,” said Peter Huang, Vice Chairman of Ruentex Group. “Ruentex is delighted to see the win-win collaboration between Sun Art and Alibaba with high synergies in online and offline that will meet the needs of consumers for a better life with better products and services and higher efficiency.”

Combining the resources of the three companies, the new alliance will enable Sun Art’s activities to benefit from Alibaba’s digital ecosystem. It will digitize and introduce new retail solutions at Sun Art stores, including online and offline integration together with modern fulfillment and personalized customer experience.

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

About Auchan Retail

Being part of the top 5 of the most internationalized food retailers, operating in 17 countries, Auchan Retail (€51.7 billion of 2016 turnover) combines all food retail formats with 3,715 points of sale: hypermarkets, superstores, supermarkets and convenience stores, alongside online shopping and drive outlets in certain countries. To build a successful and modern business model, Auchan Retail ensures that its customers are always a core concern, through discount prices, the choice and diversity of its offering, quality of service, tailoring to local markets and factoring in of multi-channel shopping trends. The 35th largest employer worldwide, the business has 345,365 employees.  In China, Auchan Retail is the main shareholder of Sun Art Retail Group. www.auchan-retail.com

About Ruentex Group

Ruentex Group’s philosophy of retail business is to sell more and more high-quality products to more and more consumers at lower and lower prices, become the most popular and trusted retailer, and bring the happiness to the consumers.

About Sun Art

Sun Art Retail Group is the leading multi-format offline food retailer in China. The company has a nationwide footprint established under two recognized banners, Auchan and RT-Mart, where nearly 140,000 employees operate in 490 multi-formatted stores, across 224 cities in 29 provinces, autonomous regions and municipalities in China. While striving for excellence and to become the most preferred and trusted world-class retailer, it also seeks to be an employer that staff can feel proud of.

Media Contacts

Alibaba Group

APAC:	Americas:	EMEA:
Cathy Yan	Brion Tingler	Maja Hauke
Alibaba Group	Alibaba Group	Alibaba Group
+852 9012 5806	+1 917 528 1992	+44 (0) 20 7 3958330
cathy.yan@alibaba-inc.com	brion.tingler@alibaba-inc.com	maja.hauke@alibaba-inc.com

Auchan Retail

EMEA:	APAC:
Marie Vanoye	Angela Ng
Auchan Retail	SPRG
+33 320 816 852	+852 2864 4855
mvanoye@auchan.com	angela.ng@sprg.com.hk

Ruentex Group

Nelson Hsu
Ruentex Group
+86 21 26100888
nelson@mail.rt-mart.com.cn

Sun Art Retail

Veron Ng	Angela Ng
SPRG	SPRG
+852 2864 4831	+852 2864 4855
veron.ng@sprg.com.hk	angela.ng@sprg.com.hk